Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Euronav NV
Commission File No. 001-36810
Date: August 25, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on August 25, 2022, reporting the Company’s results for the second quarter and six months ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 25, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

SECOND QUARTER 2022

25 August 2022

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2022

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and six months ended June 30, 2022:

Highlights

•	Net income of $47.1 million, or $0.23 per basic and diluted share for the second quarter of 2022.
•	Adjusted net income of $42.5 million, or $0.21 per basic and diluted share for the second quarter of 2022.
•	Declared a cash dividend of $0.15 per share for the second quarter of 2022.
•	Reported total operating revenues of $300.4 million for the second quarter of 2022.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the second quarter of 2022 were $16,400, $26,500 and $38,600 per day, respectively.
•
For the third quarter of 2022, we estimate spot TCE on a load-to-discharge basis of $28,100 contracted for 73% of vessel days for VLCCs, $45,000 contracted for 73% of vessel days for Suezmax tankers and $46,200 contracted for 62% of vessel days for LR2 tankers.

•
Announced the signing of a definitive combination agreement for a stock-for-stock combination between Frontline and Euronav NV (“Euronav”) (NYSE & Euronext: EURN) to create a leading global independent oil tanker operator which on a combined basis would own and operate 68 VLCCs and 56 Suezmax tankers, and 20 LR2/Aframax tankers.

•	Took delivery of the VLCC newbuildings, Front Alta and Front Tweed, from Hyundai Heavy Industries (“HHI”) in April and June 2022, respectively.
•
Entered into two senior secured term loan facilities in April and July 2022 for a total amount of up to $356.4 million at attractive terms to refinance two existing term loan facilities maturing in the first quarter of 2023.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“Frontline’s fleet of LR2 tankers took center stage in the second quarter of 2022 during which period we achieved the highest quarterly TCE we have recorded on this vessel class. Sanctions on Russian oil and other products disrupted trade lanes for refined products globally, causing both refinery margins and freight rates to rise. Crude oil transport has also been affected, and Suezmax tankers have seen increased utilization and freight rates, throughout the second quarter.

Frontline is proud to show solid earnings in the second quarter and to be able to distribute dividends. We have over the last several quarters pointed to what we believe will be a cyclical up-turn for tankers, and this view has only been further cemented during the first half of the year. Supply and demand for oil and product transportation has gradually been tightening as the world recovers from the COVID-19 pandemic, and a pivotal point seems to have been found. With the lowest orderbook as a percentage of the fleet seen in decades, and oil supply and demand normalizing, we believe this bodes well for the years to come.

Frontline announced on the 11th of July its intention for a stock-for-stock combination with Euronav, with full support from the respective Board of Directors, and we are moving diligently forward to what ultimately will create an unparalleled service offering to our customers and the largest listed tanker owner in the world.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In April and July 2022, we entered into two senior secured term loan facilities for a total amount of up to $356.4 million to refinance two existing term loan facilities with total balloon payments of $324.6 million maturing in the first quarter of 2023. The refinancing will reduce our borrowing costs and what we believe to be industry leading cash break even rates and maximize potential cash flow per share after debt service costs. We expect to refinance one further existing term loan facility with total balloon payments of $33.7 million due in the first quarter of 2023 prior to maturity.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE					Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2022	Q2 2022	Q1 2022	Q4 2021	2021	Q3 2022		2022
VLCC	16,000	16,400	15,700	16,500	15,300	28,100	73%	24,900
SMAX	21,600	26,500	16,900	14,200	12,000	45,000	73%	20,000
LR2	28,600	38,600	19,000	13,900	11,800	46,200	62%	17,200

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the third quarter of 2022 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

Second Quarter 2022 Results

The Company reports net income of $47.1 million for the quarter ended June 30, 2022 compared with net income of $31.1 million in the previous quarter. The adjusted net income2 was $42.5 million for the second quarter of 2022 compared with an adjusted net loss of $1.6 million in the previous quarter. The adjustments in the second quarter of 2022 consist of a $8.9 million gain on derivatives, $6.1 million share of results of associated companies, $1.3 million amortization of acquired time charters, and a $0.8 million gain on insurance claim, partially offset by a $12.0 million loss on marketable securities and a $0.4 million loss on termination of leases. The increase in adjusted net income from the previous quarter was primarily due to an increase in our time charter equivalent earnings from $101.9 million in the previous quarter to $154.2 million in the current quarter, due to higher TCE rates, partially offset by an increase in ship operating expenses of $7.5 million mainly as a result of higher drydocking costs, and other movements in income and expenses.

Tanker Market Update

Global oil consumption averaged 98.4 million barrels per day ("mbpd") during the second quarter of 2022 according to the Energy Information Administration (“EIA”), 0.7 mbd lower than the previous quarter. The world is being challenged by high inflation rates, to a large part directly or indirectly caused by record high energy prices, dampening demand. The second calendar quarter is also normally seasonally soft. Global oil supply increased by 0.2 mbpd during the second quarter, averaging 99.1 mbpd. Global inventories have been stable throughout the quarter, but the U.S. has seen an average draw of 0.4 mbd. This is remarkable given an increase in U.S. production of 1.4 mbd year to date.

Oil supply has been the limiting factor in the markets we have seen in the second quarter of 2022, and Brent oil prices rose above $120 per barrel as the second quarter came to an end. However, volumes have settled firmly at pre-pandemic levels, and freight rates have seen a positive development compared to recent quarters. Sanctions on Russian oil and other products has affected transportation distances as oil has consequently been transported past Europe to reach Asia. Europe has in turn replaced the oil and products from further afar, such as West Africa, the U.S. and Middle East. This has created highly inefficient trading patterns, which have been ultimately beneficial for tanker utilization.

2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Tanker ordering continues to be muted, and according to industry sources there has not been a single order placed for a VLCC or a Suezmax in over 12 months. LR2 tankers have been the exception as 13 orders for LR2 tankers have been reported to have been placed this year. Nonetheless, we believe this trend does not threaten the outlook materially considering more than 40 LR2 will pass 20 years in age before the orderbook is delivered by 2025. So far this year 27 VLCCs, 25 Suezmax tankers and 11 LR2 tankers have been delivered. According to the latest reports there are 861 VLCCs in the global fleet and the orderbook is comprised of 41 vessels with 81 vessels which are above or will pass 20 years in age in 2022. For Suezmax tankers the global fleet totals 595, with an orderbook of 16 vessels and 65 vessels will pass 20 years in age by year end 2022. In respect of the LR2 segment the fleet stands at 399 vessels and the orderbook is comprised of 55 vessels and 20 vessels are above or will pass 20 years in age in 2022. For a clean LR2 tanker it may be more relevant to focus on the 15-year mark, where 70 LR2 tankers are built prior to 2008, becoming less efficient to trade in the market as many charterers would refuse to trade the vessels. The tanker fleet, in general, assuming normal recycling activity over the next few years, looks destined to shrink, something not seen since the 1980s. Oil demand is expected to grow by 3.6 mbd over the next 18 months according to the EIA.

The Fleet

As of June 30, 2022, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)	64 vessels owned by the Company (19 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

The Company took delivery of the VLCC newbuildings, Front Alta and Front Tweed, from HHI, in April and June 2022, respectively.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

In August 2019, the Company entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of June 30, 2022, the charters have remaining contractual periods of approximately two months. In July and August 2022, two of the Suezmax tankers were redelivered upon completion of the time charters and the remaining three Suezmax tankers are expected to be redelivered in August 2022.

In August 2022, the Company entered into a fixed rate time charter-out contract for one LR2/Aframax tanker to a third party on a three-year time charter, at a daily base rate of $31,500.

As of June 30, 2022, the Company’s owned fleet included 32 scrubber fitted vessels (13 VLCCs, 19 Suezmax tankers). Scrubber installations were completed on two additional owned LR2/Aframax tankers in August 2022. Additional scrubber installations are planned on five owned vessels in 2022 (three VLCCs and two LR2/Aframax tankers) and one owned VLCC in 2023. Following these scrubber installations and including the four scrubber-fitted vessels to be delivered under our newbuilding program, 65% of our fleet will have scrubbers installed.

Newbuilding Program

As of June 30, 2022, the Company’s newbuilding program consisted of four scrubber-fitted VLCCs. The remaining vessels are expected to be delivered as follows: one vessel in the third quarter of 2022, two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.

As of June 30, 2022, total installments of $90.2 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $287.0 million, of which $215.3 million is expected to be paid in 2022 and $71.7 million is expected to be paid in 2023, and of which $260.0 million will be financed by committed term loan facilities.

Corporate Update

Pursuant to the Company’s stated dividend policy, the Board of Directors has decided to pay a dividend of $0.15 per share for the second quarter of 2022. The record date for the dividend will be September 16, 2022. The ex-dividend date is expected to be September 15, 2022, and the dividend will be paid on or about October 3, 2022.

In May 2022, the Company announced the resignation of Mr. Tor Svelland and the appointments of Mr. Ole B. Hjertaker and Mr. Steen Jakobsen as Directors of the Company.

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline, which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline is entitled to the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

As of June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions.
The Euronav shares were acquired in exchange for 19,091,910 Frontline shares with an aggregate fair value of $175.5 million. The fair value of the Euronav shares was $163.0 million as of June 30, 2022.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen is expected to be completed in August 2022.

The Company had 203,530,979 ordinary shares outstanding as of June 30, 2022. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2022 was 206,964,570, which includes the impact of the 19,091,910 Frontline shares to be issued to Hemen in connection with the privately negotiated share exchange transactions with Euronav shareholders. Following the issuance of the 19,091,910 Frontline shares to Hemen, expected to be completed in August 2022, the Company will have a total of 222,622,889 shares issued and outstanding.

In July 2022, Frontline and Euronav announced that the companies have signed a definitive combination agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share (the “Combination”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement memorialises the principal aspects of the previously announced term sheet that was signed on April 7, 2022.

Frontline will be relocated from Bermuda to Cyprus, a member state of the European Union prior to the launch of the tender offer. The tender offer is expected to be launched in Q4 2022, once the relocation is achieved, and Frontline intends to proceed with a simplified squeeze out if certain conditions are met. A merger will be pursued as soon as possible following the tender offer, with the aim then being to submit the merger to the Frontline and Euronav shareholders’ meetings. In the meantime, the parties will pursue all corporate and other steps necessary for the Combination.

Financing Update

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 with DNB Bank ASA ("DNB") to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of June 30, 2022.

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022 and $223.9 million of the refinanced facility has been recorded in long-term debt as of June 30, 2022.

ESG Update

The Company has published its 2021 ESG report, which may be found on its website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance (“ESG”) journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the Covid-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risks and opportunities are at the core of Frontline’s business strategy.

Our response to the acute challenges we have faced in recent years, most notably the COVID-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. Balancing the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers, and communities is never easy but we believe our sustainability strategy is key to striking this balance and creating long-term value.

Conference Call and Webcast

On August 25, 2022 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link :
https://register.vevent.com/register/BIdb8bdb7891c841fca9cfb876cf5084b3
A replay of the conference call will be available following the live call. Please use below link to access the webcast:
https://edge.media-server.com/mmc/p/ha8gvjff

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

NO FORMAL NOTIFICATION OF TAKEOVER BID UNDER BELGIAN TAKEOVER RULES

Frontline and Euronav have issued a separate notice in accordance with article 8§1 of the Royal Decree of 27 April 2007 on Public Takeover Bids regarding Frontline’s intention to make the Tender Offer which can be found here: https://live.euronext.com/en/product/equities/BMG3682E1921-XOSL#CompanyPressRelease-11153198. Such notice is merely an expression of an intention, and neither such notice nor this press release constitutes a formal notification of a takeover bid within the meaning of the Royal Decree of 27 April 2007 and the Law of 1 April 2007 on Public Takeover Bids.

Frontline intends to formally launch the Tender Offer, in which case it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the Tender Offer, it will report about this in accordance with its legal obligations.

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline intends to file with the Commission a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the Commission completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the Commission’s website (www.sec.gov). Copies of the filings with the Commission can also be obtained, without charge, by directing a request to:

Lars H. Barstad
Chief Executive Officer, Frontline Management AS
Tel: +47 23 11 40 37
Email: lba@frontmgt.no

Additionally, all documents filed with the Commission can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the Commission. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the Commission by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the Commission by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the Commission at the website maintained by the Commission at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the Commission by Frontline on Frontline’s website at www.frontline.bm. The information on these website[s] is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Head of IR and Communications Tel: +44 20 7870 0436 Email: IR@euronav.com

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (three of which on a bareboat contract and three of which time chartered in) with further three under construction), 24 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels.

About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation of crude oil and refined products. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 19 VLCCs (with further four due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("Covid-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 24, 2022

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Jens Martin Jensen - Director
Steen Jakobsen - Director

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2022

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2021 Apr-Jun	2022 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2022 Jan-Jun	2021 Jan-Jun	2021 Jan-Dec
170,018	300,440	Total operating revenues	517,881	364,010	749,381

596	264	Other operating gain	7,082	1,133	5,893

90,063	141,255	Voyage expenses and commission	254,906	176,941	392,697
(961)	(72)	Contingent rental income	(623)	(1,624)	(3,606)
48,727	51,156	Ship operating expenses	94,836	88,154	175,607
322	—	Charter hire expenses	—	2,593	2,695
7,947	9,098	Administrative expenses	16,240	14,332	27,891
36,204	36,363	Depreciation	73,773	71,734	147,774
182,302	237,800	Total operating expenses	439,132	352,130	743,058
(11,688)	62,904	Net operating income	85,831	13,013	12,216
38	141	Interest income	188	84	119
(14,654)	(18,928)	Interest expense	(35,894)	(29,414)	(61,435)
4,813	(12,005)	Gain (loss) on marketable securities	(11,736)	7,915	7,677
(789)	6,051	Share of results of associated company	5,959	(724)	(724)
(8)	(28)	Foreign currency exchange loss	(17)	(17)	(116)
(4,721)	8,877	Gain (loss) on derivatives	33,798	10,989	17,509
353	104	Other non-operating items	122	380	18,239
(26,656)	47,116	Net income (loss) before income taxes	78,251	2,226	(6,515)
25	(19)	Income tax benefit (expense)	(6)	38	(4,633)
(26,631)	47,097	Net income (loss)	78,245	2,264	(11,148)
$(0.13)	$0.23	Basic earnings (loss) per share	$0.38	$0.01	$(0.06)
$(0.13)	$0.23	Diluted earnings (loss) per share	$0.38	$0.01	$(0.06)

2021 Apr-Jun	2022 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2022 Jan-Jun	2021 Jan-Jun	2021 Jan-Dec
(26,631)	47,097	Net income (loss)	78,245	2,264	(11,148)
(24)	197	Foreign exchange gain (loss)	196	(26)	28
(24)	197	Other comprehensive income (loss)	196	(26)	28
(26,655)	47,294	Comprehensive income (loss)	78,441	2,238	(11,120)

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2022	Dec 31 2021
ASSETS
Current assets
Cash and cash equivalents	119,811	113,073
Marketable securities	166,187	2,435
Other current assets	287,851	217,237
Total current assets	573,849	332,745

Non-current assets
Newbuildings	93,029	130,633
Vessels and equipment, net	3,531,470	3,477,801
Vessels under finance lease, net	—	44,880
Right of use assets under operating leases	3,648	3,914
Goodwill	112,452	112,452
Investment in associated company	6,514	555
Loan notes receivable	1,388	1,388
Other long-term assets	42,752	12,730
Total non-current assets	3,791,253	3,784,353
Total assets	4,365,102	4,117,098

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	416,877	189,286
Current portion of obligations under finance lease	—	7,601
Current portion of obligations under operating lease	1,102	1,122
Other current liabilities	124,865	94,666
Total current liabilities	542,844	292,675

Non-current liabilities
Long-term debt	1,911,548	2,126,910
Obligations under finance lease	—	40,865
Obligations under operating lease	2,843	3,114
Other long-term liabilities	1,396	992
Total non-current liabilities	1,915,787	2,171,881

Commitments and contingencies
Equity
Frontline Ltd. equity	1,906,943	1,653,014
Non-controlling interest	(472)	(472)
Total equity	1,906,471	1,652,542
Total liabilities and equity	4,365,102	4,117,098

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2021 Apr-Jun	2022 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2022 Jan-Jun	2021 Jan-Jun	2021 Jan-Dec
		OPERATING ACTIVITIES
(26,631)	47,097	Net income (loss)	78,245	2,264	(11,148)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
37,418	37,512	Depreciation and amortization of deferred charges	76,486	74,360	152,981
—	—	Gain on sale of vessels and equipment	(6,055)	—	(5,058)
—	431	Loss on finance lease termination	431	—	—
(1,258)	(1,258)	Amortization of acquired time charters	(2,502)	(2,502)	(5,045)
(961)	(72)	Contingent rental income	(623)	(1,624)	(3,607)
(4,813)	12,005	(Gain) loss on marketable securities	11,736	(7,915)	(7,677)
789	(6,051)	Share of results of associated company	(5,959)	724	724
3,282	(9,217)	(Gain) loss on derivatives	(35,351)	(13,846)	(23,262)
(342)	460	Other, net	920	(342)	432
21,732	(15,738)	Change in operating assets and liabilities	(34,822)	(9,902)	(35,408)
29,216	65,169	Net cash provided by operating activities	82,506	41,217	62,932

		INVESTING ACTIVITIES
(137,647)	(148,448)	Additions to newbuildings, vessels and equipment	(159,634)	(181,980)	(462,400)
—	—	Proceeds from sale of vessels and equipment	80,000	—	80,000
—	—	Net cash inflow on sale of subsidiary	—	2,813	5,625
(357)	—	Marketable securities acquired	—	(357)	(357)
14,074	—	Proceeds from sale of marketable securities	—	14,074	14,074
(123,930)	(148,448)	Net cash used in investing activities	(79,634)	(165,450)	(363,058)

		FINANCING ACTIVITIES
135,122	234,000	Proceeds from debt	234,000	172,024	403,868
(50,415)	(136,515)	Repayment of debt	(223,270)	(90,623)	(219,521)
(1,241)	(89)	Repayment of finance leases	(1,197)	(3,199)	(5,194)
—	—	Net proceeds from issuance of shares	—	—	52,447
—	(4,456)	Finance lease termination payments	(4,456)	—	—
(1,039)	(1,025)	Debt fees paid	(1,211)	(2,117)	(8,050)
82,427	91,915	Net cash provided by financing activities	3,866	76,085	223,550

(12,287)	8,636	Net change in cash and cash equivalents and restricted cash	6,738	(48,148)	(76,576)
153,788	111,175	Cash and cash equivalents and restricted cash at start of period	113,073	189,649	189,649
141,501	119,811	Cash and cash equivalents and restricted cash at end of period	119,811	141,501	113,073

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2022 Jan-Jun	2021 Jan-Jun	2021 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	203,530,979	197,692,321	197,692,321
Shares issued	—	—	5,838,658
Balance at end of period	203,530,979	197,692,321	203,530,979

SHARE CAPITAL
Balance at beginning of period	203,531	197,692	197,692
Shares issued	—	—	5,839
Balance at end of period	203,531	197,692	203,531

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	448,291	402,021	402,021
Stock compensation expense	—	(338)	(338)
Capital contribution	175,488	—	—
Shares issued	—	—	46,608
Balance at end of period	623,779	401,683	448,291

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	228	200	200
Other comprehensive income (loss)	196	(26)	28
Balance at end of period	424	174	228

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(3,130)	8,018	8,018
Net income (loss)	78,245	2,264	(11,148)
Balance at end of period	75,115	10,282	(3,130)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,906,943	1,613,925	1,653,014

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	1,906,471	1,613,453	1,652,542

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2022 Jan-Jun	2021 Jan-Jun	2021 Jan-Dec
Net income (loss)	78,245	2,264	(11,148)

(in thousands)
Weighted average number of ordinary shares	205,257	197,692	198,965
Dilutive effect of share options	—	106	—
Denominator for diluted earnings per share	205,257	197,798	198,965

As of June 30, 2022, the Company had an issued share capital of $203,530,979 divided into 203,530,979 ordinary shares (December 31, 2021: $203,530,979 divided into 203,530,979 ordinary shares) of $1.00 par value each.

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the six months ended June 30, 2022 was 205,257,260, which includes the impact of the 19,091,910 Frontline Ltd. shares to be issued to Hemen for no consideration in connection with the privately negotiated share exchange transactions with Euronav shareholders. The shares were considered outstanding common shares and included in the computation of basic and diluted EPS due to the issuance no longer being contingent as of this date. The 19,091,910 Frontline Ltd. shares were not legally issued and outstanding as of June 30, 2022 and were therefore accounted for as a capital contribution and classified as additional paid-in capital within equity as of this date. Following the issuance of the 19,091,910 Frontline shares to Hemen, expected to be completed in August 2022, Frontline will have a total of 222,622,889 shares issued and outstanding.

See Note 7 for additional information on the share exchange transactions with Euronav.

4. OTHER OPERATING GAINS

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

5. NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Alta and Front Tweed, from HHI, in April and June 2022, respectively.

As of June 30, 2022, the Company’s newbuilding program consisted of four scrubber fitted VLCCs. The remaining vessels are expected to be delivered as follows: one vessel in the third quarter of 2022, two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.

As of June 30, 2022, total installments of $90.2 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $287.0 million, of which $215.3 million is expected to be paid in 2022 and $71.7 million is expected to be paid in 2023, and of which $260.0 million will be financed by committed term loan facilities.

6. DEBT

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 with DNB to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of June 30, 2022.

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022 and $223.9 million of the refinanced facility has been recorded in long-term debt as of June 30, 2022.

7. MARKETABLE SECURITIES

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline is entitled to the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement.

As of June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares to be issued based on the Frontline share price as of the transaction dates. The transaction date fair value of the Euronav shares based on the Euronav share price was $167.7 million which resulted in an unrealized loss on marketable securities of $7.8 million upon the initial recognition of the transactions.

Based on the Euronav share price as of June 30, 2022, the fair value of the shares held in Euronav was $163.0 million as of period end which resulted in a subsequent unrealized loss of $4.7 million in the second quarter of 2022. The total unrealized loss recognized in the second quarter of 2022 was $12.5 million resulting in a carrying value of the shares held in Euronav of $163.0 million as of June 30, 2022.

8. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Ltd, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas and Front Ocean Management Ltd. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of June 30, 2022, the Company had redelivered the two vessels leased from SFL. Prior to the redelivery of the vessels, contingent rental expense was payable to SFL based on the earnings of these vessels. Contingent rental income recorded in the six months ended June 30, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $6.5 million share of results in the six months ended June 30, 2022. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $210.2 million to TFG Marine in the six months ended June 30, 2022, and $27.6 million remained due as of June 30, 2022.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and support staff costs.

See Note 4, Note 7 and Note 9 for details regarding other related party transactions and balances.

9. COMMITMENTS AND CONTINGENCIES

As of June 30, 2022, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at June 30, 2022.

As of June 30, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for six vessels owned by the Company, with a remaining financial commitment of $2.1 million, excluding installation costs, due in 2022.

10. SUBSEQUENT EVENTS

In July 2022, Frontline and Euronav announced that the companies have signed a definitive combination agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share, which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement memorialises the principal aspects of the previously announced term sheet that was signed on April 7, 2022.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss)

This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	YTD 2022	Q2 2022	Q1 2022	FY 2021	Q2 2021
Adjusted net income (loss)
Net income (loss)	78,245	47,097	31,148	(11,148)	(26,631)
Add back:
Loss on marketable securities	12,005	12,005	—	457	—
Share of losses of associated companies	92	—	92	789	789
Loss on derivatives	—	—	—	4,721	4,721
Tax expense on received dividends	—	—	—	4,455	—
Loss on termination of leases	431	431	—	—	—

Less:
Gain on derivatives	(33,798)	(8,877)	(24,921)	(22,230)	—
Gain on marketable securities	(269)	—	(269)	(4,134)	(813)
Share of results of associated companies	(6,051)	(6,051)	—	(65)	—
Amortization of acquired time charters	(2,502)	(1,258)	(1,244)	(5,045)	(1,258)
Gain on sale of vessels	(6,055)	—	(6,055)	(5,058)	—
Dividends received	—	—	—	(17,819)	—
Gain on settlement of insurance claim	(1,202)	(840)	(362)	—	—
Adjusted net income (loss)	40,896	42,507	(1,611)	(55,077)	(23,192)
(in thousands)
Weighted average number of ordinary shares	205,257	206,965	203,531	198,965	197,692
Denominator for diluted earnings (loss) per share	205,257	206,965	203,531	198,965	197,692

(in $)
Basic earnings (loss) per share	0.38	0.23	0.15	(0.06)	(0.13)
Adjusted basic earnings (loss) per share	0.20	0.21	(0.01)	(0.28)	(0.12)
Diluted earnings (loss) per share	0.38	0.23	0.15	(0.06)	(0.13)
Adjusted diluted earnings (loss) per share	0.20	0.21	(0.01)	(0.28)	(0.12)

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2022	Q2 2022	Q1 2022	FY 2021	Q2 2021
Total operating revenues	517,881	300,440	217,441	749,381	170,018

less
Voyage expenses and commission	(254,906)	(141,255)	(113,651)	(392,697)	(90,063)
Other non-vessel items	(6,869)	(4,972)	(1,897)	(19,551)	(3,967)
Total TCE	256,106	154,213	101,893	337,133	75,988

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2022	Q2 2022	Q1 2022	FY 2021	Q2 2021
Time charter TCE (in thousands of $)
VLCC	—	—	—	8,235	841
Suezmax	29,930	17,306	12,624	51,810	12,947
LR2	—	—	—	3,230	—
Total Time charter TCE	29,930	17,306	12,624	63,275	13,788

Spot TCE (in thousands of $)
VLCC	51,441	26,414	25,027	96,519	23,162
Suezmax	83,280	50,004	33,276	95,163	21,253
LR2	91,455	60,489	30,966	82,176	17,785
Total Spot TCE	226,176	136,907	89,269	273,858	62,200

Total TCE	256,106	154,213	101,893	337,133	75,988

Spot days (available days less offhire days)
VLCC	3,207	1,612	1,595	6,305	1,539
Suezmax	3,861	1,890	1,971	7,901	1,940
LR2	3,194	1,567	1,627	6,944	1,683

Spot TCE per day (in $ per day)
VLCC	16,000	16,400	15,700	15,300	15,000
Suezmax	21,600	26,500	16,900	12,000	11,000
LR2	28,600	38,600	19,000	11,800	10,600

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.